DECHERT LLP
1775 I Street, N.W.
Washington, D.C. 20006
(202) 261-3300

August 20, 2012

VIA EDGAR CORRESPONDENCE

Mr. Dominic J. Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Brown Advisory Funds –
 Registration Statement on Form N-14
File No. 333-182612

Dear Mr. Minore:

On behalf of Brown Advisory Funds (the “Trust”), which filed a Registration Statement on Form N-14 (the “Registration Statement”) with the Commission on July 10, 2012, with respect to a proposed reorganization transaction pursuant to which the Brown Advisory Winslow Sustainability Fund, a separate investment series of the Trust (the “Acquiring Fund”), proposes to acquire all of the assets of, and assume all of the liabilities of, the Winslow Green Growth Fund (the “Acquired Fund”), a separate investment series of Professionally Managed Portfolios (the “PMP Trust”), I wish to respond to the comments on the Registration Statement that you recently provided to me over the telephone.  In addition, I also wish to respond in this letter to the accounting comments on the Registration Statement that were provided to me over the telephone by Kevin Rupert.  The proposed responses on behalf of the Trust and the Acquiring Fund to each of the comments are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1.  General Filing Comment Regarding the Contents of the Registration Statement

Comment:    Confirm that the Proxy Statement/Prospectus contains all of the information required to be included in the Registration Statement and that no additional information beyond that contained in the Proxy Statement/Prospectus, such as copies of the Prospectus for the Acquiring Fund, need to be delivered to shareholders of the Acquired Fund.

Response:   This will confirm that the Proxy Statement/Prospectus contains all of the necessary information that is required to be included in the filing and no additional information beyond that contained in the Proxy Statement/Prospectus is required to be provided to the shareholders of the Acquired Fund.

Mr. Dominic J. Minore
U.S. Securities and Exchange Commission
August 20, 2012

2.  Page 2: Comparison of Fees and Expenses

Comment:  In the second paragraph under this section, delete the phrase “and are hypothetical” at the end of the second sentence of that paragraph.

Response:  The requested change has been made.

3.  Page 3: Fees and Expenses Table

Comment:  Confirm that the Prospectus for the Acquiring Fund does not currently, and will not otherwise following the completion of the Reorganization, reflect the pro forma fees and expenses which could be expected to result from the proposed Reorganization (as presented in the Proxy Statement/Prospectus) and instead will contain only the estimated expenses of the Acquiring Fund for its initial year of investment operations without reflecting the potential impact of the acquisition of the assets of the Acquired Fund proposed to be acquired as a result of the Reorganization.

Response:  This will confirm that the Prospectus for the Acquiring Fund will not be changed or updated to reflect the fees and expenses that could result from the completion of the proposed transaction and will reflect only the estimated fees and expenses of the Acquiring Fund for its initial year of operations without reflecting the results of the proposed Reorganization.

4.  Page 3: Fees and Expenses Table

Comment:  Indicate the basis for having Investor Class Shareholders of the Acquired Fund receiving Advisor Class Shares of the Acquiring Fund in connection with the Reorganization, rather than Investor Class Shares of the Acquiring Fund.

Response:  Investor Class Shareholders of the Acquired Fund will receive Advisor Class Shares of the Acquiring Fund (rather than Investor Class Shares of the Acquiring Fund) because Advisor Class Shares of the Acquiring Fund are the shares that most closely resemble the Investor Class Shares of the Acquired Fund based upon the similar level of distribution fees and shareholder servicing fees borne by each of these respective share classes.

5.  Page 3: Fees and Expenses Table

Comment:  Confirm that the Adviser will not seek to recoup any fees and expenses previously waived and/or reimbursed by the Adviser with respect to the Acquired Fund following the completion of the Reorganization transaction.

Response:  This will confirm that the Adviser will not seek to recoup any fees and/or expenses with respect to the Acquired Fund that were previously waived and/or reimbursed by the Adviser during periods prior to the completion of the Reorganization.

Mr. Dominic J. Minore
U.S. Securities and Exchange Commission
August 20, 2012

6.  Page 3: Fees and Expenses Table

Comment:  Reorder the presentation of the information in the columns so that the share classes that will be reorganized are presented next to one another.

Response:  The requested change has been made.

7.  Comparison of Fees and Expenses

Comment:  Disclosure should be added indicating that the Adviser is expected to benefit from the Reorganization to the extent that the increased amount of assets in the Acquiring Fund post-Reorganization is expected to allow the Adviser to waive less fees and expenses as a result of the increased asset base in the Acquiring Fund and to further allow it to no longer have to waive fees and expenses with respect to the Acquired Fund as a result of the subsequent termination of the Acquired Fund.

Response:  The requested disclosure has been added.

8.  Information About the Reorganization – The Agreement and Plan of Reorganization

Comment:  Confirm that the Valuation Policies and Procedures of the Acquiring Fund and the Acquired Fund are not materially different, and add disclosure to the Proxy Statement/Prospectus stating this.

Response:  This will confirm that the Valuation Policies and Procedures of the Acquiring Fund and the Acquired Fund are not materially different and that disclosure to this effect has been added to the Proxy Statement/Prospectus.

9.  Page 11 - Information About the Reorganization – The Agreement and Plan of Reorganization

Comment:  In the fourth paragraph under this section, delete the phrase “or exchange”.

Response:  The requested change has been made.

Mr. Dominic J. Minore
U.S. Securities and Exchange Commission
August 20, 2012

10.  Pages 11 and 12 - Information About the Reorganization – Reasons for the Reorganization and Board Considerations

Comment:  Add disclosure indicating that the Board of Trustees of the PMP Trust considered, in accordance with Rule 17a-8 under the 1940 Act, that: (i) participation in the Reorganization is in the best interests of the Acquired Fund, and (ii) that the interests of the Acquired Fund’s existing shareholders will not be diluted as a result of the Reorganization.

In addition, indicate that the Board of Trustees of the PMP Trust requested and evaluated such information as was deemed reasonably necessary by the Board of Trustees to make each of these foregoing determinations.

Response:  The requested disclosure has been added.

11.  Page 12 – Tax Considerations

Comment:  In the first paragraph, in the third sentence, insert the phrase “non-waiveable” in front of the word “condition”.

Response:  The requested disclosure has been added.

12.  Page 12 – Tax Considerations

Comment:  In the second paragraph under this section, with respect to the discussion of portfolio holdings of the Acquired Fund that are expected to be sold in connection with the Reorganization: (i) indicate the total dollar amount of securities expected to be sold as of a recent date and indicate, on a per share basis, the capital gains expected to be realized, if any, and (ii) provide an estimate of the brokerage costs expected to be incurred as a result of the sale of the subject securities.

In addition, in the pro forma Schedule of Investments, identify the specific securities expected to be sold.

Response:  The requested disclosure has been added.

13.  Exhibit C – Shareholder Information – Page C-10

Comment:  Under “Suspension of Redemptions”, add disclosure after the phrase “emergency circumstances” indicating that these emergency circumstances are only those specifically provided for under the 1940 Act.

Response:  The requested disclosure has been added.

Mr. Dominic J. Minore
U.S. Securities and Exchange Commission
August 20, 2012

14.  Exhibit D – Capitalization Table – Page D-1

Comment:  Update the information in the table to an effective date of June 30, 2012.

Response:  The requested change has been made.

15.  Part B – Statement of Additional Information – Pro Forma Financial Statements – Cover Page to Part B

Comment:  Include or incorporate by reference the Financial Statements of the Acquiring Fund included in the Registration Statement of the Trust filed on June 22, 2012.

Response:  The requested disclosure has been added.

16.  Part B – Statement of Additional Information – Pro Forma Financial Statements – Cover Page to Part B

Comment:  State the reason that the Pro Forma Financial Statements have used an effective date of December 31, 2011.

Response:  The requested disclosure has been added.

17.  Part B – Statement of Additional Information – Pro Forma Financial Statements – Pro Forma Statement of Assets and Liabilities

Comment:  Confirm if the “Pro Forma Adjustments”, as presented, are required to be included.

Response:  Upon further review of the information presented, the “Pro Forma Adjustments” have been removed from the presentation.

18.  Part B – Statement of Additional Information – Pro Forma Financial Statements – Pro Forma Statement of Assets and Liabilities

Comment:  Under the section titled “Computation of Net Asset Value”, confirm the accuracy of the amount presented for the Net Assets of the Advisor Shares of the Brown Advisory Winslow Sustainability Fund – Pro Forma Combined.

Response:  The amount presented has been revised consistent with the comment.

Mr. Dominic J. Minore
U.S. Securities and Exchange Commission
August 20, 2012

19.  Part B – Statement of Additional Information – Pro Forma Financial Statements – Pro Forma Statement of Operations

Comment:  Provide disclosure discussing the “Pro Forma Adjustments” that are presented, which can be included in footnotes.

Response:  The requested disclosure has been added.

20.  Part B – Statement of Additional Information – Pro Forma Financial Statements – Notes to Combined Pro Forma Financial Statements

Comment:  Provide additional disclosure regarding the various fees and expenses paid by the Funds, including specifically those fees and expenses paid to affiliated persons of the Funds.

Response:  The requested disclosure has been added.

21.  Exhibits

Comment:  The contractual Expense Limitation Agreement between the Adviser and the Trust should be included as an exhibit to the Registration Statement.

Response:  The contractual Expense Limitation Agreement will be added to Pre-Effective Amendment No. 1 to the Registration Statement by means of incorporation by reference.

22.  Exhibits

Comment:  The legality of shares opinion referenced as Exhibit 11 should be included in the next pre-effective amendment filing.

Response:  The legality of shares opinion referenced as Exhibit 11 will be included as an exhibit in Pre-Effective Amendment No. 1 to the Registration Statement when it is filed.

23.  Selection of the Accounting Successor for the Transaction

Comment:  Explain the factors that were considered in determining which Fund was designated as the accounting successor for purposes of the transaction.

Response:  Attached to this letter is a copy of a memorandum dated August 9, 2012, that was previously submitted that reviews the factors that were considered by the Trust in designating the Acquiring Fund as the accounting successor with respect to the Reorganization.

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I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

DECHERT LLP
1775 I STREET, N.W.
WASHINGTON, DC  20006
(202) 261-3300

MEMORANDUM

DATE:	August 9, 2012
TO:	Dominic J. Minore Kevin C. Rupert Division of Investment Management, Securities and Exchange Commission
FROM:	Patrick W.D. Turley, Esq.
RE:	Designation of the Accounting Survivor in the Reorganization of the Winslow Green Growth Fund into the Brown Advisory Winslow Sustainability Fund

This memorandum responds to your recent telephone request for certain supplemental information regarding the proposed reorganization (the “Reorganization”) of the Winslow Green Growth Fund (the “Acquired Fund”) into the Brown Advisory Winslow Sustainability Fund (the “Surviving Fund”).

By way of background, the Brown Advisory Funds (the “Trust”) filed a Form N-14 with the Securities and Exchange Commission (the “Commission”) on July 10, 2012, that describes the terms and conditions of the Reorganization and also describes the Surviving Fund and the Acquiring Fund.  The Form N-14 discloses that the surviving fund for accounting purposes would be the Surviving Fund.

You have asked us to confirm whether having the Surviving Fund serve as the accounting survivor is consistent with the standards set forth in North American Security Trust (pub. avail., Aug. 5, 1994) (the “NAST Letter”).  Following a careful review and analysis of each of the factors identified in the NAST Letter involving the designation of the accounting survivor for purposes of the Reorganization, we believe that the Surviving Fund has been properly designated as the accounting survivor in a manner consistent with the application of the NAST Letter factors.

The NAST Letter

The NAST Letter sets forth the standards that the Commission staff (the “Staff”) believes are relevant to the continuation of a performance record in a reorganization transaction, and it has also been applied more generally to an analysis of the accounting survivor in a fund reorganization.  The standards articulated by the Staff in the NAST Letter are as follows:

In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.  Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.

It is important to note at the outset that the parties to a mutual fund reorganization transaction are entitled to great deference with respect to their determination of the accounting survivor in a reorganization transaction when they have duly considered the foregoing factors with respect to a particular transaction.  As the Staff stated in The Riverfront Funds, Inc. (pub. avail. Nov. 8, 1995) “We express no opinion with respect to your analysis of the treatment of the MIM Stock Appreciation Fund as the surviving fund, as this is primarily a factual determination.” (emphasis added).

It is also important to note that the independent registered public accounting firm for both the Surviving Fund and the Acquired Fund was consulted throughout this process and they have concurred that the Surviving Fund has been properly designated as the accounting survivor for these purposes, which position is also entitled to great deference under these circumstances.

The following analysis applies each of the foregoing standards from the NAST Letter to the Reorganization and clearly supports the finding that the Surviving Fund has been appropriately designated as the accounting survivor.

I.   Investment Adviser

The investment adviser to both the Surviving Fund and the Acquired Fund is Brown Advisory, LLC (“Brown Advisory” or the “Adviser”).

The Surviving Fund commenced operations as a registered investment company on June 29, 2012, and Brown Advisory has served as investment adviser to the Surviving Fund since its inception.

The Acquired Fund commenced operations as a registered investment company on April 30, 2001, and Brown Advisory became the investment adviser to the Acquired Fund effective as of March 31, 2009, as the result of the acquisition by Brown Advisory of Winslow Capital Management, the former investment adviser to the Acquired Fund, on that date.

While the Surviving Fund only recently commenced investment operations as a registered investment company, it is important to note that Brown Advisory has been managing assets using the strategies employed by the Surviving Fund since at least January 1, 2010.  Brown Advisory has maintained, since January 1, 2010, the Large-Cap Sustainability Composite, which is a composite of separate investment advisory accounts managed by the Adviser which have substantially similar investment objectives, policies and strategies as the Surviving Fund.  The currently effective Prospectus for the Surviving Fund discloses the prior performance of the Large-Cap Sustainability Composite as it is representative of the investment strategies utilized by Brown Advisory with respect to the Surviving Fund.

Because Brown Advisory serves as the investment adviser to both the Surviving Fund and the Acquiring Fund, and Brown Advisory will continue serving as the investment adviser to the Surviving Fund on a going forward basis utilizing investment strategies that it has been employing in a manner consistent with the investment strategies of the Surviving Fund, the analysis of the investment advisory arrangements supports the Surviving Fund as the accounting survivor.

II.	Investment Objectives, Policies, and Restrictions

The investment objectives of the two Funds, while similar, are, in fact, differently stated.   The investment objective of the Surviving Fund is to seek capital appreciation, while the investment objective of the Acquired Fund is to seek long-term capital growth.

The principal investment strategies of each Fund are also similar, but there are notable differences in how each Fund implements its principal investment strategies.  While each Fund invests in equity securities of environmentally sustainable companies, the two Funds invest in companies with markedly different market capitalizations, and this is a very key differentiator between the two Funds that leads to the logical conclusion that the investment strategy employed by the Surviving Fund is the one that most closely resembles the investment strategy being followed on a going forward basis.  The Acquired Fund invests a significant portion of its assets in small capitalization companies (i.e., companies with a market capitalization below $2 billion).  The Surviving Fund, on the other hand, invests primarily in the securities of medium and large capitalization companies, which, according to the Adviser, are companies with market capitalizations of greater than $2 billion at the time of purchase.

As noted, this significant difference in the market capitalizations of the principal portfolio securities held by each respective Fund is a critical element in being able to reasonably conclude that the Funds have differing investment profiles and that the medium to large cap orientation of the Surviving Fund, which is the strategy that will continue to be followed by the portfolio managers to the Surviving Fund, make the Surviving Fund the appropriate accounting survivor.

There are significant differences between funds having a small capitalization orientation and those having a larger capitalization orientation.  It is worth noting in this regard that the two Funds utilize different benchmark indexes.  The Surviving Fund utilizes the Russell 1000 Growth Index as its primary benchmark index as this is an index oriented towards larger capitalization growth companies.  With respect to the Acquired Fund, it uses the Russell 2000 Growth Index as its primary benchmark index as this is an index that is oriented towards smaller capitalization companies.

It would therefore not be appropriate under these circumstances to use the accounting history of the Acquired Fund because the investment strategies employed by the Acquired Fund, with their significant emphasis on small capitalization companies, are very different from the investment strategies utilized by the Surviving Fund with its primary emphasis on the securities of medium and large capitalization companies.

Accordingly, analysis of the investment objectives, policies and restrictions strongly supports the Surviving Fund as the accounting survivor.

III.	Expense Structures and Expense Ratios

The two Funds have differing expense structures and expense ratios.  The investment advisory fee for the Acquired Fund is 0.90% of the average daily net assets of the Acquired Fund while the investment advisory fee for the Surviving Fund is 0.60% of the Surviving Fund’s average daily net assets, which reflects a significant difference in the applicable investment advisory fees.

The combined Rule 12b-1 distribution fees and shareholder servicing fees for the Investor Class Shares of the Acquired Fund are 0.50% of the Acquired Fund’s average daily net assets of its Investor Class Shares while the combined Rule 12b-1 distribution fees and shareholder servicing fees for the Advisor Class Shares of the Surviving Fund (which the Investor Class Shares of the Acquiring Fund are being exchanged for) are 0.40% of the Surviving Fund’s average daily net assets of its Advisor Class Shares.

The Adviser has agreed to implement expense caps with respect to the Surviving Fund’s Advisor Class Shares and Institutional Class Shares of 1.35% and 1.00%, respectively, of the Surviving Fund’s average daily net assets through October 31, 2014.   The Adviser has agreed to implement expense caps with respect to the Acquired Fund’s Investor Class Shares and Institutional Class Shares to 1.45% and 1.20% of the Acquired Fund’s average daily net assets through at least April 30, 2013, thus resulting in the Surviving Fund shareholders being subject to more favorable expense caps than those applicable to the Acquired Fund.

Accordingly, analysis of the expense structures and expense ratios supports the Surviving Fund as the accounting survivor.

IV.	Asset Size

As of July 31, 2012, the Surviving Fund had approximately $7 million in net assets and the Acquired Fund had approximately $150 million in net assets.

The Trust acknowledges that the Acquired Fund has greater net assets than the Surviving Fund, but it notes that asset size of the respective funds is merely one factor in the analysis and they do not consider it to be a controlling factor.

V.	Portfolio Composition

The portfolio composition of the Surviving Fund will be different from that of the Acquired Fund by virtue of the fact that the Surviving Fund will primarily maintain portfolio holdings of medium and large capitalization companies, while the Acquired Fund’s portfolio composition is reflective of small capitalization issuers.  Again, as noted above, this is a critical distinction with respect to the two Funds and it is an important factor supporting the identification of the Surviving Fund as the accounting survivor.

Accordingly, analysis of portfolio composition supports the Surviving Fund as the accounting survivor.

VI.	Conclusion

For each of the reasons cited above, the Surviving Fund should clearly be deemed the accounting survivor under the NAST Letter standards.  The legal form of the Reorganization, in which the Surviving Fund is the legal survivor, deserves extreme deference.  The Boards of Trustees of each of the respective Funds were fully informed regarding the proposed status of the Surviving Fund as the accounting survivor in the Reorganization, and the Boards each relied upon the advice of counsel and the independent auditors to the respective Funds in making a fully informed business judgment with respect to the Reorganization.

As further noted, the independent registered public accounting firm for the Funds reviewed the Form N-14 and has concurred with the identification of the Surviving Fund as the accounting survivor.   The Board of Trustees took into consideration the advice of the independent registered public accounting firm when considering these matters.

*                      *                      *

I trust that the foregoing is responsive to your request for supplemental information regarding the Reorganization and the Trust’s basis for identifying the Surviving Fund as the accounting survivor.  Please feel free to contact me if you have any questions with respect to the foregoing or if you require any additional information with respect to these matters.

17471248.2.BUSINESS                               - 6 -